
Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 10, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 6, 2026, The Nasdaq Stock Market (the "Exchange") received from Direxion Shares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of Beneficial Interest of

Direxion Daily ASML Bull 2X ETF

Direxion Daily BABA Bull 2X ETF

Direxion Daily MRVL Bull 2X ETF

Direxion Daily SOFI Bull 2X ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi